SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ModusLink Global Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 par value
(Title of Class of Securities)

60786L206
(CUSIP Number)

December 31, 2015
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60786L206	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,216,384 shares of Common Stock issuable upon conversion of 5.25% Convertible Senior Notes due 2019
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,216,384 shares of Common Stock issuable upon conversion of 5.25% Convertible Senior Notes due 2019
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,216,384 shares of Common Stock issuable upon conversion of 5.25% Convertible Senior Notes due 2019
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.06%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 60786L206	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,886,310 shares of Common Stock issuable upon conversion of 5.25% Convertible Senior Notes due 2019
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,886,310 shares of Common Stock issuable upon conversion of 5.25% Convertible Senior Notes due 2019
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,886,310 shares of Common Stock issuable upon conversion of 5.25% Convertible Senior Notes due 2019
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.91%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 60786L206	13G/A	Page 4 of 8 Pages

This Amendment No. 2 (this "Amendment No. 2") amends the statement on Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on March 24, 2014 (the "Original Schedule 13G"), as amended by Amendment No. 1 filed with the SEC on February 17, 2015 ("Amendment No. 1" and together with the Original Schedule 13G and this Amendment No. 2, the "Schedule 13G"), with respect to the shares of Common Stock of the Company (each as defined below). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment No. 2 amends and restates the Schedule 13G in its entirety as set forth below.

Item 1(a).	NAME OF ISSUER:

The name of the issuer is ModusLink Global Solutions, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 1601 Trapelo Road, Suite 170, Waltham, Massachusetts 02451.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

(ii)	Highbridge International LLC c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: Cayman Islands

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.01 par value (the “Common Stock”).

Item 2(e).	CUSIP NUMBER:
60786L206

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

CUSIP No. 60786L206	13G/A	Page 5 of 8 Pages

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________

Item 4.	OWNERSHIP

(a) Amount beneficially owned:

As of December 31, 2015, (i) Highbridge Capital Management, LLC, as the trading manager of Highbridge International LLC and Highbridge Tactical Credit & Convertibles Master Fund, L.P. (collectively, the "Highbridge Funds") may be deemed to be the beneficial owner of the 5,216,384 shares of Common Stock issuable upon conversion of the 5.25% Convertible Senior Notes due 2019 held by the Highbridge Funds and (ii) Highbridge International LLC may be deemed to be the beneficial owner of the 3,886,310 shares of Common Stock issuable upon conversion of the 5.25% Convertible Senior Notes due 2019 held by it.

(b) Percent of class:

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 52,330,459 shares of Common Stock reported to be outstanding as of November 30, 2015 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2015 filed with the SEC on December 10, 2015. Therefore, as of December 31, 2015, based on the Company’s outstanding shares of Common Stock and assuming the conversion of the reported the 5.25% Convertible Senior Notes due 2019, (i) Highbridge Capital Management, LLC may be deemed to beneficially own approximately 9.06% of the outstanding shares of Common Stock of the Company and (ii) Highbridge International LLC may be deemed to beneficially own approximately 6.91% of the outstanding shares of Common Stock of the Company.

The foregoing should not be construed in and of itself as an admission by the Reporting Persons as to beneficial ownership of the shares of Common Stock issuable upon conversion of the 5.25% Convertible Senior Notes due 2019 held by the Highbridge Funds.

CUSIP No. 60786L206	13G/A	Page 6 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

Each Reporting Person hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 60786L206	13G/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 16, 2016

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

CUSIP No. 60786L206	13G/A	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 par value per share, of ModusLink Global Solutions, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

DATED: February 16, 2016

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

HIGHBRIDGE INTERNATIONAL LLC

By: Highbridge Capital Management, LLC its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director